

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Barbra E. Kocsis
Chief Financial Officer
Man AHL FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, New York 10080

>   **Re: Man AHL FuturesAccess LLC**
>   **Amendment No.2 to Registration Statement on Form 10-12G**
>   **Filed June 24, 2011**
>   **File No. 000-54140**

Dear Ms. Kocsis:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        Duc Dang
                                        Attorney Advisor

cc: Mark Borrelli, Esq.